UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
001-34272
CUSIP NUMBER
10807M105

(Check one): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q [ ] Form 10-D  [ ] Form N-SAR   [  ] Form N-CSR

For period ended:  March 31, 2013

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
Not Applicable
________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Bridgepoint Education, Inc.
________________________________________________________________________________________
Full Name of Registrant

Not Applicable
________________________________________________________________________________________
Former Name if Applicable

13500 Evening Creek Drive North, Suite 600
________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

San Diego, CA 92128
________________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Bridgepoint Education, Inc. (the “Company”) has been working diligently to complete all of the required information for its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, (the “Form 10-Q”), the Company is unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-Q on or before May 10, 2013, due to unanticipated delays experienced in the preparation of the Form 10-Q.   These delays were primarily a result of performing additional analyses and reviews of the Company's process for estimating its allowance for doubtful accounts and the completion of management's assessment of the effectiveness of the Company's disclosure controls and procedures and changes in internal control over financial reporting.

The Company expects that it will be able to complete the work described above in time for the Company to file its Form 10-Q for the quarter ended March 31, 2013 within the five-day extension provided by Rule 12b-25.

(Attach extra sheets if needed)

PART IV — OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Dan Devine	(858)	668-2586 ext. 2186
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [  ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management has determined to revise its financial statements for the year ended, as well as for each quarterly period within the fiscal year ended December 31, 2012. As a result, for the quarter ended March 31, 2012, bad debt expense increased by $1.7 million. After the revision, bad debt expense recognized during the first quarter of 2012 was $16.7 million, and net income for the first quarter of 2012 was $32.0 million, or $0.57 per fully diluted share.
After the revision noted above, for the quarter ended March 31, 2013, we expect net revenue to have decreased by 11.4%, net income to have decreased by 15.7%, and diluted earnings per share to have decreased by 14.0%, as compared to the corresponding revised prior quarter ended March 31, 2012. For additional information please refer to the Form 8-K filed on May 10, 2013.

Bridgepoint Education, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2013	By:	/s/ Dan Devine
Name: Daniel J. Devine
Title: Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).